21001211

SEC
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FEB 25 2021

Washington DC
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 BRICKELL AVENUE SUITE 1070
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN JONES — 305-377-8008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN ROSSIN & CO., P.A.
(Name – *if individual, state last, first, middle name*)

3310 MARY ST, SUTE 501	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc, as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

TIFFANY NEALON
MY COMMISSION # GG 090688
EXPIRES: April 5, 2021
Bonded Thru Notary Public Underwriters

SEC
Mail Processing
Section
FEB 25 2021
Washington DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCAM SECURITIES, INC

(SEC I.D. No. 8-67840)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2020, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Intercam Securities, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

DECEMBER 31, 2020

INTERCAM SECURITIES, INC

CONTENTS

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Intercam Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Intercam Securities, Inc.'s management. Our responsibility is to express an opinion on Intercam Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intercam Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN
cpa • advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Intercam Securities, Inc.'s financial statements. The supplemental information is the responsibility of Intercam Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co., P.A.

We have served as Intercam Securities, Inc.'s auditor since 2009.

Miami, Florida
February 18, 2021

PRAXITY™
Empowering Business Globally

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
CASH AND CASH EQUIVALENTS	$	1,172,591
COMMISSIONS RECIEVABLE		28,385
MUTUAL FUND FEES RECEIVABLE		124,836
DUE FROM RELATED PARTY		3,125
CLEARING FIRM DEPOSIT, RESTRICTED CASH		100,000
EMPLOYEE ADVANCE, UNSECURED		26,270
OTHER ASSETS		40,488
SECURITY DEPOSIT		35,000
RIGHT OF USE ASSET		1,276,834
PROPERTY AND EQUIPMENT, NET		132,311
	$	2,939,840
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	333,858
Accounts payable and accrued liabilities		102,610
Lease liability		1,299,571
Total liabilities		1,736,039
LEASE COMMITMENT AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		1,203,801
	$	2,939,840

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUE		
Commissions	$	3,163,947
Riskless principal transactions		2,338,307
Trailing fees		626,717
Other		67,291
Interest		21,828
Total revenue		6,218,090
EXPENSES		
Salaries and related expenses		2,657,490
Commissions		1,284,254
Clearing charges		641,866
Professional fees		272,174
Other general and administrative		245,465
Rent		198,601
Technology and communications		134,415
Travel		39,062
Insurance		23,830
Depreciation and amortization		17,392
Interest		2,447
Total expenses		5,516,996
INCOME BEFORE INCOME TAXES		701,094
INCOME TAXES		-
NET INCOME	$	701,094

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common stock, $0.01 par value; 1,000 shares authorized; 350 shares issued and outstanding				
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances December 31, 2019	350	$ 4	$ 4,442,996	$ (3,665,293)	$ 777,707
Capital Distributions	-	-	(275,000)	-	(275,000)
Net Income	-	-	-	701,094	701,094
Balances December 31, 2020	350	$ 4	$ 4,167,996	$ (2,964,199)	$ 1,203,801

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	701,094
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		17,392
Noncash lease expense		95,765
Changes in operating assets and liabilities:		
Commissions receivable		(11,102)
Mutual fund fees receivable		(43,871)
Due from related party		(3,125)
Employee advances, unsecured		15,000
Other assets		12,285
Security deposits		17,717
Commissions payable		139,966
Accounts payable and accrued liabilities		29,541
Lease liability		(74,301)
Total adjustments		195,267
Net cash provided by operating activities		896,361
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(114,320)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions		(275,000)
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH		507,041
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH - BEGINNING OF YEAR		765,550
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH - END OF YEAR	$	1,272,591

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED DECEMBER 31, 2020

Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	2,447
Income taxes paid	$	0
Recognition of right of use asset and corresponding lease liability	$	1,333,174

Reconciliation of Cash, Cash Equivalents, and Restricted Cash as reported within the Statement of Financial Condition to the amounts shown in the Statement of Cash Flows:		
Cash and cash equivalents	$	1,172,591
Clearing firm deposit, restricted cash		100,000
Total cash, cash equivalents, and restricted cash shown in the Statements of Cash Flows	$	1,272,591

CONFIDENTIAL
See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the "Company") incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. In addition to the existing States of Arizona, California, Colorado, Delaware, Florida, Georgia, New York, Oklahoma, South Dakota, Texas, Utah, Virginia, and Wyoming, during 2020 the Company registered in the State of Connecticut. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also buys and sells equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities for its customers, primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting. The Company is a wholly owned subsidiary of Intercam Holdings, Inc. incorporated in the State of Florida. Intercam Holdings, Inc. ("Parent"), is wholly owned by Grupo Intercam, S.A. de C.V., which is domiciled in Mexico.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Clearing Firm Deposit, Restricted Cash

Clearing firm deposit, restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for clearing firm deposit, restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balance in the accompanying statement of cash flows include those amounts that are deemed to be restricted.

Commissions Receivable

Commissions receivable primarily represent transactions for which the stated settlement dates have not been reached and commission earned on foreign currency exchange transactions. The carrying amounts may be reduced by an allowance that reflects management's estimate of amounts that may not be collected. As of December 31, 2020, no allowance has been recorded.

Mutual Funds Receivable

Mutual fund fees receivable represents 12b-1and retrocession fees earned by the Company for providing certain ongoing distribution and marketing support services from mutual fund companies for products which are held by the Company's clients. The fees are generally based on the average daily market value of client assets held in a company's mutual fund and are accrued using management's best estimate based on prior quarterly fees received.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company classifies its revenues into the following categories:

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Riskless Principal Transactions. The Company buys and sells securities on behalf of its customers through riskless principal transactions, resulting in little to no market risk to the Company. Each time customers enter into a buy or sell transaction; the Company charges a markup or markdown and earns a fee. Principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or Markdown, fees, and related clearing expenses are recorded on a trade-date basis.

Mutual Fund Fees. The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients. In general, these fees are in the form of l2b-l payments and retrocession fees. These fees are generally based on the average daily market value of client assets held in a company's mutual fund. The fees are paid monthly or quarterly.

The Company believes that its performance obligation is the sale of securities to investors, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Employee Advance, Unsecured

The outstanding employee advance receivable is stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding right of use ("ROU") asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and lease liabilities, the Company uses its incremental borrowing rate based on the information available as of the lease commencement date. Lease cost for lease payments is recorded on a straight-line basis over the lease term.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax assets considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consisted of the following:

Furniture and fixtures	$	87,813
Office equipment		87,977
Leasehold improvements		54,515
		230,305
Less: Accumulated depreciation and amortization		(97,994)
	$	132,311

Depreciation and amortization expense amounted to $17,392 for the year ended December 31, 2020.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2020, the Company's "Net Capital" was $841,151, which exceeded the requirements by $791,151, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.55 to 1.

NOTE 4. LEASES

Operating Leases

The company was obligated under a non-cancelable operating lease for its facility in Miami, Florida, that originally expired March 2020 and month-to-month thereafter until August 2020 ("Original Lease"). The Company's Original Lease was amended whereby the Company entered int an agreement to expand and relocate their existing office space upon maturity of the Original Lease as well as extend the maturity of the lease to November 30, 2027 ("Expansion Lease"). As the Company was granted an additional ROU asset that was not included in the Original Lease, the Expansion Lease is accounted for as a new lease under ASC 842 and accordingly, was recorded by the Company on the revised lease commencement date, September 1, 2020. Under the Original Lease, the Company delivered a non-interest-bearing security deposit of $35,000 to the landlord, which continues to serve as security for the Expansion Lease. The Expansion Lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment and requires the Company to pay its share of real estate taxes, insurance and shared common area and maintenance fees.

The components of lease expense included in the statement of operations as of December 31, 2020, were as follows:

Operating lease costs, included in rent	$	115,986
Variable lease costs, included in rent [1]		82,615
Lease Cost	$	198,601

[1] Variable lease expenses include operating expenses, real estate taxes, month-to-month rent, and employee parking.

NOTE 4. LEASES (Continued)

The following is a maturity analysis of the approximate annual undiscounted cash flows of the operating lease liability as of December 31, 2020:

2021	$	197,000
2022		205,000
2023		213,000
2024		239,000
2025		247,000
Thereafter		497,000
Total minimum lease payments		1,598,000
Less Imputed interest		(298,000)
Present Value of the lease liabilities	$	1,300,000

Operating lease term and discount rate	
Remaining lease term (years)	6.92
Discount rate	5.9%

Supplemental cash flow information:

		Year Ended December 31, 2020
Cash paid for amount included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	94,565

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2020, cash and cash equivalents of $1,053,740, clearing firm deposit, restricted cash of $100,000, and commission receivables of $28,385 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully, losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Coronavirus Pandemic

In March 2020, the World Health Organization declared the novel strain of the coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The pandemic currently has not had a material adverse effect on the Company's operations. While the disruption caused by the pandemic is currently expected to be temporary, there is uncertainty regarding its duration. Therefore, while management does not anticipate that the COVID-19 outbreak will have a significant adverse impact on the Company's results of operations, financial position, liquidity, the duration and the intensity of the impact of COVID-19 outbreak and resulting disruption to the Company's operations is uncertain. The Company will continue to monitor the situation closely and assess the impact on its operations and financial results.

NOTE 6. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Effective June 1, 2020, the Company amended an existing expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The affiliate agreed to reimburse the Company certain rents, salaries, employee expenses, communication and office expenses and market data.

For the year ended December 31, 2020, the Company received $182,426 of expense reimbursements which is reported on the statement of operations as a reduction to other general and administrative ($4,694), rent ($16,684), salaries and related expense ($149,131), technology and communications ($10,199), and travel expense ($1,718).

In June 2019, the Parent entered into an agreement for a digital wealth advisor platform. The Company and the affiliate benefit from this platform and reimburse the Parent based on their allocated usage of the product. For the year ended December 31, 2020, the Company incurred $100,476 in platform reimbursement fees to the Parent, which are included as a component of other general and administrative expenses in the accompanying statement of operations, and $17,586 of prepaid platform fees which are reflected as a component of other assets on the statement of financial condition.

Employee Advance and Bonus

In June 2016, the Company hired a new registered representative. As part of the Company's job offer, the employee received a noninterest-bearing advance in the amount of $180,000, originally payable in monthly installments of $3,750 through July 15, 2020. Effective June 2019, the loan agreement was amended thereby modifying the repayment terms to quarterly instalments of $3,750 commencing June 15, 2019. As of December 31, 2020, the balance on the employee advance was $26,270.

NOTE 7. INCOME TAXES

The Company files a consolidated federal income tax return, and combined Florida tax returns with its Parent, and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2020 approximates $658,000 and results primarily from net operating loss carry-forwards, which have been offset by a valuation allowance of the same amount. The Company has net operating loss carry-forwards of approximately $2,651,000 available to apply against future taxable income through 2037. The Company has approximately $73,000 of net operating loss carryforwards from 2018 which do not expire. However, their utilization is limited to 80% of the taxable income. Both the deferred tax assets and valuation allowance decreased by approximately $187,000 during the year ended December 31, 2020, due primarily to temporary tax differences and net income. The effective tax rate differed from the maximum federal statutory rate of 21% principally due to the net operating loss utilization.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k)-profit sharing plan ("the Plan") that covers substantially all full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan. The Company's profit-sharing expense is recognized in the year incurred. For the year ended December 31, 2020, the Company did not contribute to the plan.

NOTE 9. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2021, which is the date the financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.

SUPPLEMENTARY INFORMATION

INTERCAM SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION		
Stockholder's Equity	$	1,203,801
DEDUCTIONS AND OR CHARGES		
Mutual fund fees receivable		124,836
Due from related party		3,125
Employee loans, unsecured		26,270
Other assets		40,488
Security deposit		35,000
Property and equipment, net		132,311
Total debits		362,030
Net Capital Before Haircuts		841,771
HAIRCUTS		620
NET CAPITAL		841,151
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $459,205		50,000
EXCESS NET CAPITAL	$	791,151
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.55 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Liabilities		
Commissions payable	$	333,858
Accounts payable and accrued liabilities		102,610
Lease liability, in excess of right of use asset		22,737
TOTAL AGGREAGE INDEBTEDNESS	$	**459,205**

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

INTERCAM SECURITIES, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors and Shareholder of Intercam Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercam Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Intercam Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) All customers transactions are cleared through another broker-dealer on a fully disclosed basis and (2) Intercam Securities, Inc. stated that Intercam Securities, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2020 without exception. Intercam Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercam Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 18, 2021

Intercam Securities, Inc.
1221 Brickell Ave. Suite 600
Miami, FL 33131
305-377-8008

Intercam Securities, Inc. Exemption Report

Intercam Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)
- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

Intercam Securities, Inc.

I, Everardo Vidaurri, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Chief Executive Officer

February 18, 2021

CONFIDENTIAL
See report of independent registered public accounting firm.